UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste

Santa María Business District

Panama City, Republic of Panama

(+507) 205-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

AVIANCA ADVANCES IN THE CHAPTER 11 PROCESS AND FILES ITS REORGANIZATION PLAN WITH THE BANKRUPTCY COURT

On August 10, 2021, Avianca Holdings S.A. Board of Directors approved the filing of the Plan of Reorganization and Disclosure Statement attached to the Plan (the “Disclosure Statement”) in the United States Bankruptcy Court for the Southern District of New York (the “Court”). The Plan is the result of negotiations with investors and other related parties and outlines Avianca’s proposal to satisfy pre-bankruptcy obligations to creditors, while the Disclosure Statement describes the terms of the Plan and the corresponding approval process.

This filing of the Plan represents an important milestone as we continue toward the successful completion of our financial and operational restructuring. The Company has made significant progress in repositioning and simplifying the business with the adoption of more competitive pricing for passengers, continuing our aircraft reconfiguration process, expanding our network routes both domestically and internationally – establishing Avianca as the most robust airline in Latin America – securing long-term labor agreements and strengthening relationships with pilots and other employee groups.

The next step in the Chapter 11 process will be a hearing for the United States Bankruptcy Court to consider the approval of the Disclosure Statement, which is scheduled for September 14, 2021.

The Company is currently not soliciting votes on its Plan of Reorganization and will not solicit votes on its Plan of Reorganization until the Bankruptcy Court approves the Disclosure Statement. Any relevant information in the Chapter 11 process will be disclosed to the market in a timely manner.

Avianca remains committed to connecting people, territories and businesses under a value proposition that meets the needs of today’s passenger, with the best customer service and the highest safety standards. Avianca will continue building on our 100-year legacy to emerge as a financially stronger, more efficient airline, well positioned for long-term success.

Contacts

Investor Contact

Avianca:

Luca Pfeifer, Head of Investor Relations

ir@avianca.com

(+571) 587 7700

U.S. and Europe Media Contact

Avianca:

Viviana Escobar, Corporate Communications

viviana.escobar@avianca.com

Joele Frank, Wilkinson Brimmer Katcher:

Leigh Parrish

lparrish@joelefrank.com

+1 212 355 4449

Colombia, Central America and South America Media Contact

Avianca:

Maria Carolina Cortes, Corporate Communications

carolina.cortes@avianca.com

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2021

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	General Secretary